SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

•	Interim Report 2007

•	Scrip Dividend Letters to UK shareholders

•	Scrip Dividend Letters to Irish Branch Register shareholders

Pursuant to Listing Rule 9.6.1R, two copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Document Disclosure Team

UK Listing Authority

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel. no. +44 (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

The 2007 Interim Report can also be viewed on the Company’s website,

www.prudential.co.uk/prudential-plc/investors/financialreports/ from 14 August 2007.

Contact name for Enquiries

Lee Davis, Shareholder Services Administrator

020 7548 3807

Company official responsible for making notification

Sylvia Edwards, Assistant Group Secretary

020 7548 3826

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 August 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary